UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

MOGULREIT II, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common stock involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

MogulREIT II, Inc. is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “MogulREIT II,” the “Company,” “we,” “us” or “our” in this semiannual report refer to MogulREIT II, Inc., unless the context indicates otherwise. We are externally managed by RM Adviser, LLC, (our “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”) and a wholly-owned subsidiary of RM Sponsor, LLC (our “Sponsor”). Both our Manager and our Sponsor are wholly-owned subsidiaries of Realty Mogul, Co. Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors. Our affiliate, RM Technologies, LLC, operates an online investment platform, www.realtymogul.com. We are continuing to offer, pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), up to $50,000,000 in shares of our common stock, including any shares that may be sold pursuant to our distribution reinvestment plan (the “Offering”) and such shares are being offered in the Offering exclusively through the aforementioned platform. The Offering was qualified by the SEC on August 23, 2017, and we commenced operations on September 18, 2017.

As of June 30, 2020, we had raised total gross offering proceeds of approximately $28.3 million from settled subscriptions and issued an aggregate of 2,822,513 shares of our common stock. We intend to use substantially all of the net proceeds from the Offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States.

Results of Operations

Our consolidated financial statements are presented for the six months ended June 30, 2020, resulting in a consolidated loss of $1,475,000 of which $1,007,000 was attributable to MogulREIT II, Inc. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control to be consolidated. The consolidated financial statements include the financial statements of the Company and its controlled joint ventures, Travertine North Park Investors, LLC and Vinegar Hill Asset, LLC, which were acquired during 2017, Avon 46, LLC, which was acquired during 2018 and RM Terrace Hill, LLC, which was acquired during 2019.

Sources of Operating Revenue and Cash Flows

Our revenue is mainly generated from rental income and other tenant fee revenue of our consolidated investments, equity in earnings of our unconsolidated joint ventures and accrued interest in our preferred equity investments.

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Revenue

For the six months ended June 30, 2020, we earned net rental income of $4,932,000 as compared to the same period in 2019 in which we earned net rental income of $3,951,000. For the six months ended June 30, 2020 we recorded operating income of $244,000 and a net loss of $1,007,000 as compared to the same period in 2019 in which we recorded operating income of $239,000 and a net loss of $800,000.

Expenses

For the six months ended June 30, 2020, we incurred depreciation and amortization expenses of $1,596,000 as compared to the same period in 2019 in which we incurred depreciation and amortization expenses of $1,344,000. For the six months ended June 30, 2020, we incurred general and administrative expenses of $1,436,000, which includes professional fees, insurance expenses and other costs associated with running our business as well as operating expenses for our consolidated investments, as compared to the same period in 2019 in which we incurred general and administrative expenses of $1,161,000. For the six months ended June 30, 2020, we incurred real estate expenses of $1,576,000 as compared to the same period in 2019 in which we incurred real estate expenses of $1,153,000. For the six months ended June 30, 2020, we incurred interest expense of $1,695,000 as compared to the same period in 2019 in which we incurred interest expenses of $1,315,000.

Distributions

Our board of directors has declared and paid, and we expect that our board of directors will continue to declare and pay, distributions quarterly in arrears. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us.

On December 15, 2017, our board of directors declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on December 17, 2017 and ending on December 31, 2017. Our board of directors has declared quarterly distributions for stockholders of record as of the close of business on the last day of each quarter, as shown in the table below:

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Cash Distribution Amount per Share of Common Stock	Annualized Yield
12/17/2017 – 12/31/2017	12/15/2017	1/15/2018	$0.0057682365	2.1	%(2)
1/1/2018 – 3/31/2018	12/22/2017	4/13/2018	$0.0012328767	4.5	%(3)
4/1/2018 – 6/30/2018	3/21/2018	7/16/2018	$0.0012328767	4.5	%(3)
7/1/2018 – 9/30/2018	6/20/2018	10/15/2018	$0.0012328767	4.5	%(3)
10/1/2018 – 12/31/2018	9/18/2018	1/15/2019	$0.0012328767	4.5	%(3)
1/1/2019 – 3/31/2019	12/20/2018	4/15/2019	$0.0012328767	4.5	%(3)
4/1/2019 – 6/30/2019	3/30/2019	7/15/2019	$0.0012328767	4.5	%(3)
7/1/2019 – 9/30/2019	6/25/2019	10/15/2019	$0.0012328767	4.5	%(3)
10/1/2019 – 12/31/2019	9/26/2019	1/15/2020	$0.0012328767	4.5	%(4)
1/1/2020 – 3/31/2020	12/27/2019	4/15/2020	$0.0012811475	4.5	%(5)
			$0.0012811475 (4/1 – 4/30)
4/1/2020 – 6/30/2020	3/30/2020	7/15/2020	$0.0012012295 (5/1 – 6/30)	4.5	%(6)

(1)	Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. Special distribution occurred, was a not a full distribution period.
(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price.
(4)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.28 per share purchase price.
(5)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.28 per share purchase price for the distribution period from January 1, 2020 through January 31, 2020, and assuming a $10.42 per share purchase price for the distribution period from February 1, 2020 through March 31, 2020.

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(6)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.42 per share purchase price (the then-current purchase price for the period from April 1, 2020 to April 29, 2020) and calculated for April 1, 2020 through April 30, 2020 and a $9.77 per share purchase price (the current purchase price effective April 30, 2020) for the distribution period from May 1, 2020 through June 30, 2020.

MogulREIT II has declared distributions for 10 consecutive quarters. Distributions have been paid on a quarterly basis since January 1, 2018 that equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations and borrowings under loans and credit facilities.

We currently obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders including an affiliate of our Manager, and from any undistributed funds from our operations. As of June 30, 2020, we had made seven investments with an investment value of approximately $14 million, net of capital returned from refinancings, and had cash of approximately $13.4 million, of which $2.3 million was attributed to our consolidated investments. We anticipate that proceeds from the Offering will provide sufficient liquidity to meet future funding commitments as of June 30, 2020 as well as our operational cost.

If we raise substantially less than $50,000,000 in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We do not expect to use leverage at the portfolio level, but we have used, and may continue to use, asset-level leverage, which, in the aggregate across the portfolio, we do not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our total assets, capital expenditures and closing costs. As of June 30, 2020, we had no outstanding borrowings other than those owed to related parties and mortgages outstanding on our consolidated investments.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. We expect aggregate organization and offering expenses to be approximately $900,000 or, if we raise the maximum offering amount, approximately 3% of gross offering proceeds. If the Offering is not successfully completed, we will not be obligated to pay the remaining offering and organizational costs owed to our Manager. Real estate sponsors may make payments to our Sponsor or its affiliates in connection with the selection or purchase of investments. We will pay the Manager a monthly asset management fee of one-twelfth of 1.25%, which is based on total equity value, which equals (a) our then-current net asset value (“NAV”) per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During our acquisition stage, we also expect to make payments to our Manager in connection with the purchase of investments of up to 3% of the contract purchase price of each asset and for costs incurred by our Manager in providing services to us. When assets are disposed of, we expect to make payments to our Manager of up to 2% of the contract sales prices of each property sold.

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Cash Flow

The following presents our cash flows for the period January 1, 2020 through June 30, 2020 (in thousands):

For the six months ended June 30, 2020
Operating activities:	$493
Investing activities:	(433)
Financing activities:	5,599
Net increase in cash and cash equivalents	5,659
Cash and cash equivalents, beginning of period	9,254
Cash and cash equivalents, end of period	$14,913

Net cash provided by operating activities was $493,000 and related to net income after adjustments related to non-cash charges for depreciation, amortization, and equity in loss of unconsolidated joint ventures of $181,000.

Net cash used in investing activities was $433,000 including capital improvements of $965,000, offset by cash distributions from equity investments of $532,000.

Net cash provided by financing activities was $5,599,000 and related to $3,035,000 in new proceeds from the issuance of shares of our common stock pursuant to the Offering and approximately $4,810,000 in debt proceeds, net of debt repayments and distributions to noncontrolling interests in consolidated real estate investments.

Outlook and Recent Trends

Since the inception of MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to stockholders. This strategy is not changing. To date, the majority of our investments have been in value-add multifamily apartment buildings and our business plan is to continue to invest in this asset class pursuant to our investment guidelines as shared in the formal offering circular.

We remain excited about value-add multifamily investing and believe that it may provide a good risk adjusted return in today’s market. We seek to mitigate risk by keeping cash flow at the properties while we are engaged in renovations. We are concerned about cap rates, as they are near historical lows in certain markets for multifamily investments; thus, we are particularly interested in investing in markets where occupancy levels remained high during the 2008 recession.

MACRO OVERVIEW

On the heels of the longest period of expansion in U.S. history, Q2 2020 reflected the impact of the COVID-19 pandemic on the U.S. economy as it suffered its largest quarterly GDP decline in history. During that time, the U.S. underwent an almost complete shutdown of the economy, with most states prohibiting non-essential services, leading to a 25% drop in consumer spending according to the U.S. Commerce Department Bureau of Economic Analysis (“BEA”). While some industries may bounce back quickly, a report by McKinsey & Company suggests it may take up to five years for certain industries to rebound to 2019-level GDP contributions. Those industries include arts, entertainment and recreation, accommodation and food services, educational services, transportation services and manufacturing. Given what we know, we are inclined to agree with Joe Zidle at Blackstone who sees a “‘square root’ recovery, characterized by 1) the initial sharp drop that we have already experienced; 2) a sharp, but smaller, bounce back to a lower level; and 3) a long, flat recovery.” We are incorporating this outlook in our strategic thinking as we underwrite new investments.

While containment of the COVID-19 pandemic has varied throughout the country, the federal government has intervened with upwards of $3 trillion to try to relieve downward economic pressure caused by COVID-19. A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) increases GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030. Based on the stimulus plans already enacted, we do not believe that the U.S. government will allow the country to sink into a depression.

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As it stands now, we remain, like many, in the discovery stage, gathering data as it becomes available to guide our portfolio composition and strategy. We are closely monitoring the impact of the COVID-19 pandemic on our business, tenants, operating partners, managers and our portfolio of investments, and on the United States and global economies. Although we believe that we are well positioned to withstand potential economic shocks or economic slowdown, we will continue to monitor and reevaluate our investments so that we are prepared to take advantage of any market changes.

GDP GROWTH

As of June 2020, the Federal Reserve forecasts a GDP decline of 6.5% for the year 2020, which was the median of individual projections from Federal Reserve participants that ranged from negative 10.0 to negative 4.2 percent. The wide range may reflect differing opinions on recovery and uncertainty regarding COVID-19. In Q2 2020, the U.S. economy shrank by 32.9% quarter over quarter at a seasonally adjusted annual rate compared to a 5.0% decrease in Q1 2020 per the BEA. While the aforementioned Blackstone projection reflected a “square root” recovery, J.P. Morgan is now predicting a U-shaped recession, with a fall, stall and surge, while Wells Fargo is anticipating a V-shaped recession, citing the Fed’s targeted economic policies as a catalyst for a recovery.

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has since dropped to 10.2% as of July 2020. The Federal Reserve forecasts an unemployment rate of 9.3% for year-end 2020.

IMPACT OF MONETARY POLICY

As a result of COVID-19, the Federal Reserve took emergency measures and reduced the Federal Funds Rate to zero in order to boost the economy. Based on commentary from the Federal Reserve, it plans to maintain a low interest rate environment in the near to intermediate term future.

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During this time, Congress also passed the $484 billion Paycheck Protection Program, or “PPP,” and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals. It remains to be seen if these measures will create an inflationary environment in the intermediate to long term, but if it does, real estate and other hard assets have historically been inflationary hedges during these periods.

MULTIFAMILY FUNDAMENTALS

We continue to believe in the macroeconomic fundamentals that highlight the benefits of multifamily investing. We believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. The U.S. homeownership rate ticked up from to 65.3% as of March 2020 to 67.9% as of June 2020, which we believe may be a result of historically low interest rates as well as the effect of COVID-19 on renters vacating high-rise, densely populated buildings. Interestingly, on a longer-term scale, multifamily vacancy rates have trended downward since 2015 even as homeownership rates have increased as depicted in the graph produced by CBRE Research on the following page. While we believe that the housing market supply will need to be increased meaningfully over the long term, particularly in affordable product such as workforce housing, in the near term, there may be a pause in demand due to the rise in unemployment. We will continue to closely monitor the effects of COVID-19 on supply-demand dynamics.

While average rents declined for the first time since 2010, Class B and C effective rents experienced smaller decreases than the Class A assets. CBRE posits that Class A assets may be experiencing both the pressure from new supply hitting the market as well as the variety of housing options available to their renters. The data also varied based on property location. Overwhelmingly, the Midwest fared the best in Q2, with all but two cities, Minneapolis and Chicago, experiencing quarter-over-quarter rent increases.

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According to CBRE, Q2 2020 net absorption fell to 21,100 units, which, while still positive, was the lowest Q2 absorption since 2009. CBRE also notes that net absorption is anticipated to trend negative for the balance of the year. We are anticipating a similar trend in the short-term, and we have made corresponding changes in our underwriting of new deals.

When we break down the data further, it appears that absorption varied widely in different parts of the country. Large cities such as Los Angeles, New York, San Francisco and Miami recorded the lowest net absorption, ranging from negative 7,200 units to negative 1,900 units; conversely, Houston, Dallas, Minneapolis, Austin and Washington D.C. recorded the highest net absorption, ranging from 2,300 units to 2,900 units.

Lastly, according to CBRE, multifamily vacancy rates increased by 30 basis points quarter-over-quarter to 4.6%. It is important to note that each asset class within multifamily appears to be reacting differently to COVID-19. Class A experienced the largest vacancy increase of 70 basis points quarter-over-quarter to 5.7%, followed by Class B, which rose 20 basis points to 4.6%, while Class C experienced a 10 basis points decrease in vacancy to 3.9%. CBRE also notes that suburban submarkets generally outperformed urban submarkets, partly due to higher concentrations of COVID-19 infections in certain cities and from remote-working arrangements.

CBRE reports that the initial impact of COVID-19 on multifamily vacancy has been mixed, with owners reporting higher lease renewals but fewer new leases signed. Data collection is still ongoing regarding the effects of COVID-19, but we believe that in the near-term, multifamily vacancy rates may increase and rents may remain flat as landlords focus on retaining tenants to maintain occupancy.

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INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.

In order to achieve these objectives, we target value-add multifamily investments, which investment strategy involves acquiring apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have a high value from an investment standpoint as well as a high value in the local community by enhancing previously underserviced apartment buildings. Lastly, we believe that these properties offer significant downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans.

We had two investments complete the first phases of their business plans in Q1 2020, Clover Apartments and Villas de Sol. For these assets, the real estate company renovated units as they became available, beautified the properties’ exteriors, improved management for previously underserved tenancy and subsequently, refinanced the assets to monetize the value creation and return capital to MogulREIT II and its other investors. Other assets in our portfolio were amid business plans when COVID-19 hit the United States. For assets like Avon, Villas de Sonoma and Villas de Toscana, we worked with our partners to adapt business plans by temporarily shifting focus to tenant assistance and tenant retention while pausing capital improvement and unit renovation plans to maintain occupancy and preserve balance sheet capital. Avon and Villas de Toscana have maintained the same rate of occupancy since Q1 2020 and Villas de Sonoma has increased occupancy by 2%. The Brooklyn Portfolio continues to face challenges due to the effects of COVID-19 on New York specifically, but occupancy has ended each quarter above 94% since inception and the real estate company has increased its collections each month since April. Lastly, Terrace Hill has not only increased its occupancy to its highest since inception at 94%, but our Manager, the sponsor of the transaction, continues to renovate units as the market continues to absorb these units.

As an investor in real estate, we are also striving to adapt to the changing times. While multifamily data from Q2 2020 reflected the realities of COVID-19, it encapsulated our belief that we are all experiencing the impact of COVID-19 differently. On a macroeconomic level, the country experienced its first recession since the Great Recession of 2009 where generally vacancy rates increased and rents decreased. On a microeconomic level, however, each market and asset class is behaving differently. Thus far, from an investment perspective, the Midwest has generally held up the best, with most major markets experiencing rent increases. We believe that this is a result of wider city sprawl and lower population density compared to coastal cities. As mentioned above, Class B and C properties have performed better than Class A assets, partly due to pressure from new supply hitting the market as well as the variety of housing options available to their renters. It is important to note that we have no exposure currently to Class A communities, by design. We believe that garden style multifamily, which comprises the majority of our portfolio, will be more desirable for renters in the future given its expansive nature compared to mid-high rise buildings.

Multifamily assets have been the bread-and-butter of RealtyMogul Co., the parent company of our Manager, for the last seven years and RealtyMogul Co. and its affiliates have thus far invested in over 13,000 apartment units. We fundamentally believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. We believe this downturn will allow us to acquire and invest in quality assets in quality markets – if we have the stomach and patience, which decades of combined experience in real estate among our team has taught us that we do. While we will take advantage of the low interest rate environment when we place debt on the property, our underwriting guidelines mandate that the property must also stand on its own. We had communicated our general underwriting standards in last quarter’s letter, and they remain the same as of now. We are underwriting cautious business plans in Year 1, and potential changes may include removing unit renovations, increasing bad debt, increasing vacancy and/or removing rent growth. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term.

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We fundamentally believe in the strategy to acquire multifamily properties due to the asset class’ resiliency during downturns and potential long-term appreciation. While the disruption caused by COVID-19 is a hurdle for our existing portfolio, we believe that we have taken the appropriate steps to weather the disruption, we are sitting on an ample supply of cash, and we are hopeful that it will be a boon for new investments. We will continue to target assets located in resilient markets that offer current income and solid growth potential. As always, we want to be prepared and we want to be able to hold onto real estate assets through multiple real estate cycles.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 7 ─ Related Party Arrangements” in Item 3. “Financial Statements” below.

Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization of accrual or various deferred costs; and

●	an adjustment to reverse the effects of unrealized gains/(losses).

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Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management will utilize FFO and AFFO as measures of our operating performance, and believes they will be useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses.

Additionally, FFO and AFFO will serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2020, are as follows:

For the six months ended June 30, 2020 (in thousands)
GAAP net loss attributable to MogulREIT II, Inc.	$(1,007)
Add: depreciation and amortization of properties	1,596
Adjustments for noncontrolling interests	(830)
Adjustments for equity method investments	168
Funds from operations (“FFO”) applicable to common stock	(73)
Add: amortization of lease intangibles	-
Add: amortization of deferred financing costs and discount	198
Adjustments for noncontrolling interests	(106)
Adjustments for equity method investments	-
Adjusted funds from operations (“AFFO”) applicable to common stock	$19

Item 2. Other Information

None

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Item 3. Financial Statements

MogulREIT II, Inc.

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MogulREIT II, Inc.

Consolidated Balance Sheets

As of June 30, 2020 (unaudited) and December 31, 2019 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2020	As of December 31, 2019
ASSETS
Real estate investments, at cost
Land	$26,922	$26,922
Buildings and improvements	69,736	68,770
Total real estate investments, at cost	96,658	95,692
Less accumulated depreciation	(5,677)	(4,081)
Real estate investments, net	90,981	91,611
Investment in real estate, equity method	832	1,545
Cash and cash equivalents	13,379	8,327
Escrows and deposits	1,534	927
Rent receivable, net	311	252
Stock subscription receivable	51	134
Deferred offering costs, net	105	157
Prepaid expenses	106	169
Other receivable	80	-
Total Assets	$107,379	$103,122

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net of $794 and $680 of deferred financing costs and $11 and $76 discount	$75,011	$70,365
Accounts payable and accrued expenses	1,607	1,598
Settling subscription payable	227	176
Deferred offering costs payable	21	6
Dividends payable	306	279
Other liabilities	501	444
Management fee payable	39	35
Total Liabilities	77,712	72,903

Equity:
Common stock, $0.01 par value; 9,000,000 shares authorized; 2,743,408 and 2,460,817 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	28	25
Additional paid-in capital	24,520	22,299
Accumulated deficit	(5,920)	(4,913)
Total MogulREIT II, Inc. equity	18,628	17,411
Noncontrolling interests in consolidated joint ventures	11,039	12,808
Total Equity	29,667	30,219

Total Liabilities and Equity	$107,379	$103,122

The accompanying notes are an integral part of these consolidated financial statements.

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MogulREIT II, Inc.

Consolidated Statements of Operations

For the Six Months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

(Amounts in thousands)

	For the Six	For the Six
	Months ended	Months ended
	June 30,	June 30,
	2020	2019
Revenues
Rental income, net	$4,932	$3,951
Tenant fee revenue	496	353
Interest income	14	105
Equity in losses of investees	(181)	(281)
Total revenues	5,261	4,128

Operating expenses
Depreciation and amortization	1,596	1,344
General and administrative expenses	1,436	1,161
Real estate taxes, utilities maintenance, and other	1,576	1,153
Management fees	343	231
Other operating expenses	66	-
Total operating expenses	5,017	3,889
Operating income	244	239
Other income and expenses
Interest expense	1,695	1,315
Other expenses	24	89
Consolidated net loss	(1,475)	(1,165)
Net loss attributable to noncontrolling interests	(468)	(365)
Net loss attributable to MogulREIT II, Inc.	$(1,007)	$(800)

The accompanying notes are an integral part of these consolidated financial statements.

13

MogulREIT II, Inc.

Consolidated Statements of Equity

For the Six Months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Stock		Additional Paid-in	Accumulated	Total Company’s	Noncontrolling interest in consolidated	Total
	Shares	Amount	Capital	Deficit	Equity	joint ventures	Equity
Balance as of December 31, 2018	1,279,148	$13	$11,667	$(2,261)	$9,419	$11,640	$21,059
Proceeds from issuance of common stock, net of syndication costs	564,285	5	5,587	-	5,592	56	5,648
Amortization of deferred offering costs	-	-	(164)	-	(164)	-	(164)
Dividends declared on common stock	-	-	(346)	-	(346)	-	(346)
Repurchase of common stock	(10,921)	-	(109)	-	(109)	-	(109)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	3,338	3,338
Distributions to noncontrolling interests	-	-	-	-	-	(98)	(98)
Net loss	-	-	-	(800)	(800)	(365)	(1,165)
Balance as of June 30, 2019	1,832,512	$18	$16,635	$(3,061)	$13,592	$14,571	$28,163

	Common Stock		Additional Paid-in	Accumulated	Total Company’s	Noncontrolling interest in consolidated	Total
	Shares	Amount	Capital	Deficit	Equity	joint ventures	Equity
Balance as of December 31, 2019	2,460,817	$25	$22,299	$(4,913)	$17,411	$12,808	$30,219
Proceeds from issuance of common stock, net of syndication costs	320,946	3	3,289	-	3,292	-	3,292
Stock award	3,500	-	34	-	34	-	34
Amortization of deferred offering costs	-	-	(88)	-	(88)	-	(88)
Dividends declared on common stock	-	-	(609)	-	(609)	-	(609)
Repurchase of common stock	(41,855)	-	(405)	-	(405)	-	(405)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	(49)	(49)
Distributions to noncontrolling interests	-	-	-	-	-	(1,252)	(1,252)
Net loss	-	-	-	(1,007)	(1,007)	(468)	(1,475)
Balance as of June 30, 2020	2,743,408	$28	$24,520	$(5,920)	$18,628	$11,039	$29,667

The accompanying notes are an integral part of these consolidated financial statements.

14

MogulREIT II, Inc.

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2020 (unaudited) and June 30, 2019 (unaudited)

(Amounts in thousands)

	For the	For the
	Six Months ended	Six Months ended
	ended	ended
	June 30, 2020	June 30, 2019
OPERATING ACTIVITIES:
Consolidated net loss	$(1,475)	$(1,165)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation	1,596	1,085
Equity in loss of investees	181	281
Amortization of intangibles relating to leases	-	248
Amortization of deferred financing costs and discount	198	137
Net change in rent receivable	(59)	(92)
Net change in other receivable	(79)	(5)
Net change in prepaid expenses	63	(15)
Net change in accounts payable and accrued expenses	8	364
Net change in management fees payable	3	(8)
Net change in other liabilities	57	296
Net cash provided by operating activities	493	1,126
INVESTING ACTIVITIES:
Purchase of real estate	-	(19,235)
Improvements to real estate	(965)	(881)
Distribution from equity method investees	532	53
Repayment of debt investment	-	1,440
Net cash used in investing activities	(433)	(18,623)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	3,035	5,016
Repurchase of common stock	(354)	(1)
Proceeds from the issuance of debt	4,810	16,918
Deferred offering costs paid	(21)	(274)
Repayment of debt	(114)	(4,132)
Payment of finance costs	(247)	(465)
Payment of cash dividends	(209)	(52)
Capital contributions from noncontrolling interests, net of syndication costs	(49)	3,394
Distributions to noncontrolling interests	(1,252)	(98)
Net cash provided by financing activities	5,599	20,306

Net increase in cash, restricted cash and cash equivalents	5,659	2,809
Cash and restricted cash and equivalents, beginning of period	9,254	2,334
Cash and restricted cash and equivalents, end of period	$14,913	$5,143

Cash paid for interest	$1,167	$1,113
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
Change in deferred offering costs payable	$15	$(246)
Dividends declared but not paid	$27	$53
Dividends reinvested	$374	$241
Settling subscriptions payable	$51	$62
Investment distribution receivable	$(80)	$-

The accompanying notes are an integral part of these consolidated financial statements.

15

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Note 1 - Formation and Organization

MogulREIT II, Inc. (the “Company”) was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “MogulREIT II”, the “Company”, “we”, “us”, or “our” in this semiannual report refer to MogulREIT II, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. (“RM”). Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”). Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of the date of these consolidated financial statements, have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50,000,000 in shares of common stock, the purchase price for all shares was $9.77 per share as of June 30, 2020. The Offering was qualified by the SEC on August 23, 2017, and we commenced operations as of September 18, 2017. As of June 30, 2020 and December 31, 2019, the Company has issued and outstanding 2,743,408 and 2,460,817 shares, respectively, including 10,000 shares issued to our Sponsor, for an aggregate purchase price of $100,000. The Company has the authority to issue 9,000,000 shares of common stock. As of June 30, 2020, there had been approximately 79,000 shares repurchased by the Company.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Travertine North Park Investors, LLC and Vinegar Hill Asset, LLC, which were acquired during 2017, Avon 46, LLC, which was acquired during 2018, and RM Terrace Hill, LLC, which was acquired during 2019. All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year and certain disclosures may be condensed for interim reporting. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 1-K for the fiscal year ended December 31, 2019, which was filed with the SEC on April 29, 2020.

16

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of June 30, 2020, the Company’s investments in real estate operate in Texas, Connecticut and New York. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

For the six months ended June 30, 2020, the Company’s annualized rental income in real estate equity investments by state is approximately 51%, 29% and 20%, for Texas, Connecticut and New York, respectively.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed.

As of June 30, 2020 and December 31, 2019, the Manager has incurred offering costs of approximately $932,000 and $896,000, respectively, on behalf of the Company, including the full amount of legal fees of approximately $322,000 and $302,000, respectively. As of June 30, 2020 and December 31, 2019, approximately $827,000 and $739,000 of offering costs, respectively, had been amortized and were included in the consolidated statement of equity.

17

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2020 and December 31, 2019, the Company held investments in three entities, which were evaluated under the VOE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2020 and December 31, 2019, the Company held investments in four entities, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company intends to operate and be taxed as a REIT for federal income tax purposes beginning the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2020 and December 31, 2019.

18

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

For the six months ended June 30, 2020 and the year ended December 31, 2019, approximately $609,000 and $854,000, respectively, in distributions have been made to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. We report the taxability of such distributions in information returns that are provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stockholder Funds Receivable

Stockholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2020 and December 31, 2019, there was approximately $51,000 and $134,000, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2020 and December 31, 2019, respectively. Stockholder funds receivable are carried at cost which approximates fair value.

Settling Subscriptions Payable

Share repurchases initiated in June 2020 and settled in August 2020 will be recorded on the consolidated balance sheet as Settling Subscriptions Payable as of June 30, 2020. This liability was reversed subsequent to June 30, 2020 when the share repurchases settled in August 2020.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 did not materially change our revenue recognition patterns.

19

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocates the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. The Company evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. For the six months ended June 30, 2020 and June 30, 2019, we recorded a loss of approximately $181,000 and $281,000, respectively, related to equity method investees.

20

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

As of June 30, 2020 and December 31, 2019, the Company determined that there was no impairment of long-lived assets.

Restricted Cash and Escrows

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The adoption of this standard results in amounts previously recorded in cash provided by (used in) operating activities on the statement of cash flows to be included in the beginning and ending balances of Cash and Restricted Cash and Equivalents on the statements of cash flows. The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the balance sheet to be included in Cash and Restricted Cash and Equivalents on the statements of cash flows.

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Restricted Cash and Equivalents on the consolidated statements of cash flows:

	June 30, 2020	June 30, 2019

Cash and cash equivalents	$13,379,000	$3,747,000

Restricted cash, escrows and deposit	1,534,000	1,396,000

Total cash and restricted cash and equivalents	$14,913,000	$5,143,000

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2020 and December 31, 2019, there was $114,796 and $54,634, respectively, in the allowance for doubtful accounts. The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

21

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Depreciation

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life ranging from 30 to 40 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to approximately $1,596,000 and $1,085,000 for the six months ended June 30, 2020 and June 30, 2019, respectively.

Advertising costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2020 and June 30, 2019 were $73,000 and $50,000, respectively.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At June 30, 2020, deferred financing costs amounted to $793,921, net of accumulated amortization of $422,191. At December 31, 2019, deferred financing costs amounted to $679,726, net of accumulated amortization of $289,506. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Financial Instruments - FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments. The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments. The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities. The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates or is short term in nature.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

22

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Note 3 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate as of June 30, 2020:

			Contract		Real Estate
Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date Acquired	Percentage	Price	Payment	Costs (b)
			(in thousands)		(in thousands)
Terrace Hill
Apartments	May 31, 2019	53.44%	$18,700	Cash, assumed	$535
EL Paso, TX				liabilities of $209,063

Total for 2019			$18,700		$535

Description of		Ownership	Contract Purchase	Terms of	Real Estate Acquisition
Property	Date Acquired	Percentage	Price	Payment	Costs (b)
			(in thousands)		(in thousands)
Avon Place
Apartments	October 22, 2018	35.29%	$24,000	Cash, assumed	$450
Avon, CT				liabilities of $282,595

Total for 2018			$24,000		$450

			Contract		Real Estate
Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date Acquired	Percentage	Price	Payment	Costs (b)
			(in thousands)		(in thousands)
Serendipity
Apartments	August 31, 2017	63.49%	$19,500	Cash, assumed	$584
Dallas, TX				liabilities of $257,115
Multi-family housing portfolio	November 30, 2017	34.06%	27,829	Cash, assumed	246
Brooklyn, NY				liabilities of $105,187 and
				$20,279,000 mortgage (a)
Total for 2017			$47,329		$830

(a) The mortgage listed was assumed by the Company at acquisition.

(b) Included as an expense in the accompanying consolidated statement of operations for 2017 acquisitions and capitalized for 2019 and 2018 acquisitions.

23

MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

As of June 30, 2020 and December 31, 2019, the amortization period for the intangible lease assets ranges from three to ten months.

At June 30, 2020 and December 31, 2019, respectively, accumulated amortization of intangible lease assets was $1,559,424 and $1,559,424. For the six months ended June 30, 2020 and June 30, 2019, the Company recognized amortization expense of $0 and $248,000, respectively. There was no unamortized balance of intangible lease assets at June 30, 2020 and December 31, 2019.

Minimum Future Rents

The rental properties owned at June 30, 2020 and December 31, 2019 are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 4 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees as of June 30, 2020 and June 30, 2019 (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2020 (in thousands)	For the Six Months Ended June 30, 2019 (in thousands)
Beginning balance	$1,545	$2,076
New investments in equity method investees	-	27
Distributions received	(532)	(80)
Equity in losses of equity method investees	(181)	(281)
Ending balance	$832	$1,742

As of June 30, 2020, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC, for the acquisition and renovation of two garden-style apartment communities in Plano, Texas.

2)	Acquired in 2018, a 26% non-controlling joint venture limited partnership interest in Tuscany CRP 29, LLC, for the acquisition of a Class B apartment complex in San Antonio, Texas.

3)	Acquired in 2018, a 27% non-controlling joint venture limited partnership interest in Villas del Mar Partners 29, LLC, for the acquisition of an apartment complex in Fort Worth, Texas.

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MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Note 5 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheet:

June 30, 2020 (in thousands)
Mortgages payable, gross	$75,816
Unamortized discount	(11)
Unamortized deferred financing costs	(794)
Mortgages payable, net	$75,011

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	June 30, 2020 (in thousands)
2020	$463
2021	694
2022	17,101
2023	18,288
2024	1,012
Thereafter	38,258
Total	$75,816

The details of the Mortgages payable are as follows:

Travertine North Park Investors, LLC

The mortgage loan payable by Travertine North Park Investors, LLC was originated on August 31, 2017 by LegacyTexas Bank in the amount of approximately $18,800,000 with an initial funding of approximately $15,300,000 and future funding of approximately $3,500,000. The mortgage loan was refinanced through Walker & Dunlop, LLC on January 17, 2020 in the amount of approximately $21,852,000. The outstanding balance as of June 30, 2020 and December 31, 2019 was approximately $21,852,000 and $17,393,000, respectively. The mortgage loan has a maturity date of February 1, 2030. The mortgage loan has a variable interest rate equal to the monthly LIBOR Index Rate plus 2.07%. The mortgage loan is interest-only until March 1, 2023, after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Vinegar Hill Asset, LLC

The mortgage loan payable by Vinegar Hill Asset, LLC was originated on August 10, 2015 by New York Community Bank in the amount of approximately $20,700,000. The outstanding balance as of June 30, 2020 and December 31, 2019 was approximately $19,595,000 and $19,709,000, respectively. The mortgage loan has a maturity date of September 1, 2025. The mortgage loan has an interest rate of 3.00% through August 31, 2020, after which the interest rate changes to the sum of (i) the highest prime rate as published in The New York Times and (ii) 275 basis points. The mortgage loan was interest-only through September 30, 2017, after which it began amortizing on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

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MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Avon 46, LLC

The mortgage payable by Avon 46, LLC was originated on November 1, 2018 by Santander Bank in the amount of approximately $18,000,000. The outstanding balance at both June 30, 2020 and December 31, 2019 was approximately $18,000,000. The mortgage loan has a maturity date of November 1, 2023 and a fixed interest rate of 4.47%. The mortgage loan is interest-only through November 1, 2020, after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

RM Terrace Hill, LLC

The mortgage loan payable by RM Terrace Hill, LLC was originated on November 1, 2019 by Argentic Real Estate Investment in the amount of approximately $18,144,000, with an initial funding of approximately $14,049,000 and future funding of approximately $4,095,000. The outstanding balance as of June 30, 2020 and December 31, 2019 was $ approximately 16,369,000. The mortgage loan has a maturity date of June 6, 2022 and a floating interest rate of LIBOR plus 3.15% with a LIBOR floor of 2.35%. The mortgage loan is interest-only through the maturity date, after which it amortizes on a 30-year amortization schedule during any extension period. The mortgage is secured by real property and an assignment of leases and rents.

Related Party Loans

On May 29, 2019, the Company entered into an unsecured promissory note for approximately $2.4 million with RMCC. The Company used the loan proceeds to purchase a controlling equity investment in Terrace Hill. The loan was fully repaid as of December 31, 2019. The promissory note accrued interest at an annual rate of LIBOR plus 2%.

As of June 30, 2020, there is no outstanding related party loan.

Note 6 – Business Combinations and Asset Acquisitions

For the six months ended June 30, 2020, there were no asset acquisitions.

RM Terrace Hill, LLC

On May 31, 2019, the Company acquired a 53.44% equity interest in RM Terrace Hill, LLC (“Terrace Hill”). Terrace Hill is a joint venture formed to acquire, renovate, own and operate Terrace Hill Apartments, a 310-unit, Class B, garden-style apartment community in El Paso, TX.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Terrace Hill is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Terrace Hill and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

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MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

May 31, 2019 (in thousands)
Consideration
Cash (including transaction costs of $951 and debt proceeds of $14,049 and cash from noncontrolling interests of $2,950)	$19,469
Fair value of total consideration transferred	$19,469

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$4,384
Buildings, site improvements, and furniture and equipment	14,402
Cash and cash equivalents	—
Intangible lease asset	450
Escrow, deposits and other assets	36
Other current liabilities	(218)
Total identifiable net assets	19,054
Deferred financing costs	415
$19,469

Note 7 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is entitled to receive promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return.

For the six months ended June 30, 2020 and June 30, 2019, $6,139 and $1,056 was paid to our Manager for asset management services related to Terrace Hill.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See “Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.”

As of June 30, 2020 and December 31, 2019, the Company owed its Manager approximately $21,000 $6,000, respectively, in deferred offering costs. As of June 30, 2020 and December 31, 2019 approximately $827,000 and $739,000, respectively, of offering costs were amortized against equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering. As of June 30, 2020, the Company did not owe its Manager any additional funds outside of offering costs.

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MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

The Company paid the Manager a monthly asset management fee of one-twelfth of 1.25% based on the average investment value of our assets until October 31, 2019. After October 31, 2019, the monthly asset management fee is based on the total equity value, which equals (a) our then-current NAV per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During the six months ended June 30, 2020 and June 30, 2019, approximately $170,000 and $92,000, respectively, was charged by our Manager. As of June 30, 2020 and December 31, 2019, approximately $39,000 and $35,000, respectively, of asset management fees remained payable.

Realty Mogul, Co. and affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from Realty Mogul, Co. or Realty Mogul Commercial Capital, Co. or one of their affiliates on commercially reasonable terms. Our charter authorizes us to enter into related party loans. Related party loans would require prior approval from our board of directors. However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time. See “Note 5 – Borrowings.”

For the periods ended June 30, 2020 and June 30, 2019, the Company and its equity method investees paid an aggregate of $0 and $101,925 respectively, to affiliates of Realty Mogul, Co. for syndication fees, which are netted against the respective equity.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 24% noncontrolling interest in Vinegar Hill Asset, LLC. The entity’s equity investment in Vinegar Hill was approximately $2,070,000 as of June 30, 2020 and December 31, 2019.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 27% noncontrolling interest in Travertine North Park Investors, LLC. The entity’s equity investment in Travertine was approximately $1,670,000 as of June 30, 2020 and December 31, 2019.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 44% noncontrolling interest in Avon Place Apartments. The entity’s equity investment in Avon Place Apartments was approximately $3,500,000 as of June 30, 2020 and December 31, 2019.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 50% interest in Villas del Mar. The entity’s equity investment in Villas del Mar was approximately $1,860,000 as of June 30, 2020 and December 31, 2019.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 61% interest in Tuscany at Westover Hills. The entity’s equity investment in Tuscany at Westover Hills was approximately $2,360,000 as of June 30, 2020 and December 31, 2019.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 54% interest in Plano Multifamily Portfolio. The entity’s equity investment in Plano Multifamily Portfolio was approximately $1,750,000 as of June 30, 2020 and December 31, 2019.

In 2019, an entity managed by our Manager acquired an approximate 47% interest in Terrace Hill. The entity’s equity investment in Terrace Hill was approximately $2,950,000 as of June 30, 2020 and December 31, 2019.

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MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and holds 10,000 shares of our common stock as of June 30, 2020 and December 31, 2019.

Joint Venture Partners and Affiliates

For the six months ended June 30, 2020 and June 30, 2019, the Company incurred an aggregate of $121,690 and $1,153,487 respectively, to its joint venture partners or other affiliates of its consolidated joint ventures for management, acquisition and guaranty fees, of which $115,105 and $1,153,487, respectively, are included in real estate expenses on the consolidated statements of operations and liabilities of $6,584 and $0, respectively, are included in the consolidated balance sheets.

For the six months ended June 30, 2020 and June 30, 2019, the equity method investments incurred an aggregate of $19,408 and $85,753, respectively, to its affiliates for management fees and acquisition fees, of which $19,408 and $58,617, respectively, are included in the statements of operations of the equity method investments and $0 and $27,136, respectively, are capitalized on the balance sheet of the equity method investments as of June 30, 2020 and June 30, 2019. See “Note 4 – Investments in Equity Method Investees.”

Executive Officers of our Manager

As of the date of this semiannual report, the executive officers of the Company and our Manager and their positions and offices are as follows:

Name	Age*	Position
Jilliene Helman	33	Chief Executive Officer and Chief Financial Officer
Eric Levy	33	Vice President, Portfolio Manager
Ayla Nazli	39	Chief Compliance Officer and Secretary

Jilliene Helman has served as our Chief Executive Officer since our inception and our Chief Financial Officer since October 31, 2018.

Eric Levy has served as Portfolio Manager of our Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Ayla Nazli has served as Secretary and Chief Compliance Officer of our Manager, and as Secretary, Chief Compliance Officer, and Vice President, Legal of Realty Mogul, Co., since January 2020.

Note 8 – Stock Award

We pay to each of our independent directors and portfolio manager a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. If a non-independent director is also an employee of the Company or our Manager or its affiliates, we will not pay compensation for services rendered as a director. For the six months ended June 30, 2020 and the year ended December 31, 2019, we issued approximately 1,000 shares and 2,500 shares, respectively, to Mr. Levy and our independent directors. Compensation expense in the amount of $34,195 and $10,000, respectively, was recorded in 2020 and 2019, based on the offering price of approximately $9.77 and $10 per share, respectively, which approximates fair value.

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MogulREIT II, Inc.

Notes to Consolidated Financial Statements

June 30, 2020 (unaudited)

Note 9 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s shares of our common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 10 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2020, we are not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

COVID-19

During the six-month period ended on June 30, 2020, the effects of the COVID-19 virus began impacting many aspects of the U.S. economy. The Company recognizes that COVID-19 may have an adverse impact on its business and investments; however, as of September 28, 2020, there were no material quantifiable measurements of adverse effects on the Company’s business or investments.

Note 11 – Subsequent Events

Events that occur after the balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the consolidated balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2020, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheet date that were not properly recorded.

Distributions Declared and Paid and Offering Proceeds

From July 1, 2020 through September 28, 2020, we paid distributions of $304,245.

From July 1, 2020 through September 28, 2020, a total offering cost of $22,396 was reimbursed to the Manager.

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Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)
2.2	Amended and Restated Bylaws of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.1	Form of Subscription Package (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on August 31, 2018)
6.1	Form of Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.2	Amendment to Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.2 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on December 20, 2019)
6.3	Agreement of Limited Partnership of MogulREIT II Operating Partnership, L.P. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.4	Form of License Agreement between MogulREIT II, Inc. and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.5	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and MogulREIT II, Inc. (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
15.1	Draft offering statement previously submitted by or on behalf of the issuer pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.2	Non-public correspondence submitted by or on behalf of the issuer pursuant to Rule 252(d)
15.3	Draft amended offering statement previously submitted by or on behalf of the issuer pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.4	Non-public correspondence submitted by or on behalf of the issuer pursuant to Rule 252(d)
15.5	Non-public correspondence submitted by or on behalf of the issuer pursuant to Rule 252(d)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT II, Inc.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President and Secretary
Date:	September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed by the following person on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer, Chief Financial Officer, President, and Secretary and Director	September 28, 2020
Jilliene Helman	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

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